SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Introduces Analytics-driven Real-time Customer Interaction Management Offering, Dated May 2, 2012

99.2	Press Release: NICE Again Named Leading Contact Center Workforce Optimization Vendor by DMG Consulting, Dated May 14, 2012

99.3	Press Release: NICE 2012 Customer Excellence Awards Winners Announced at Interactions 2012, NICE’s Global Customer Conference Dated May 16, 2012

99.4	Press Release: Acme Packet and NICE Systems Jointly Debut First Session Recording Solution based on SIPREC Protocol, Dated May 22, 2012

99.5	Press Release: NICE Actimize Announces Integrated FATCA Compliance Solution that Ensures Rapid Deployment to Allow Institutions to Get Ahead of Pending Regulatory Deadlines, Dated May 23, 2012

99.6	Press Release: NICE to Host Executive Breakfast Series Focusing on Best Practices for Optimizing the Performance of the Contact Center, Dated May 29, 2012

99.7	Press Release: NICE Actimize Selected by Associated Banc-Corp to Provide Anti-Money Laundering and Enterprise Fraud Solutions to Support its Financial Crime Strategy, Dated May 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: June 7, 2012

EXHIBIT INDEX

99.1	Press Release: NICE Introduces Analytics-driven Real-time Customer Interaction Management Offering, Dated May 2, 2012

99.2	Press Release: NICE Again Named Leading Contact Center Workforce Optimization Vendor by DMG Consulting, Dated May 14, 2012

99.3	Press Release: NICE 2012 Customer Excellence Awards Winners Announced at Interactions 2012, NICE’s Global Customer Conference Dated May 16, 2012

99.4	Press Release: Acme Packet and NICE Systems Jointly Debut First Session Recording Solution based on SIPREC Protocol, Dated May 22, 2012

99.5	Press Release: NICE Actimize Announces Integrated FATCA Compliance Solution that Ensures Rapid Deployment to Allow Institutions to Get Ahead of Pending Regulatory Deadlines, Dated May 23, 2012

99.6	Press Release: NICE to Host Executive Breakfast Series Focusing on Best Practices for Optimizing the Performance of the Contact Center, Dated May 29, 2012

99.7	Press Release: NICE Actimize Selected by Associated Banc-Corp to Provide Anti-Money Laundering and Enterprise Fraud Solutions to Support its Financial Crime Strategy, Dated May 31, 2012